Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, Texas 77056-6118

February 22, 2005

Via EDGAR

Memorandum for the
Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549
Attn: Peggy Kim

Re:	Hines Real Estate Investment Trust, Inc. Registration Statement on Form S-11, File No. 333-108780 Post-Effective Amendment No. 1 filed February 22, 2005

Dear Ms. Kim:

     Concurrently with the submission of this memorandum, Hines Real Estate Investment Trust, Inc. (the “Company”) is submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement of the Company on Form S-11, File No. 333-108780, initially filed September 12, 2003 (as amended, the “Registration Statement”).

     The Registration Statement was declared effective by the Staff on June 18, 2004. In accordance with Undertaking D of Item 20 of Industry Guide 5, the Company undertook to file a post-effective amendment to the Registration Statement with the Commission to consolidate its sticker supplements once every three months and to include audited financial statements meeting the requirements of Rule 3-14 of Regulation S-X for properties acquired during the distribution period. Under the Staff’s interpretation of Undertaking D of Item 20 of Industry Guide 5 promulgated in Release No. 33-6784 at note 16 (July 8, 1988), the three month period for the filing of a post-effective amendment starts to run from the date that the initial property is acquired. The Company made its initial real estate investment on November 23, 2004 and is therefore filing the Amendment in accordance with the undertaking referenced above.

[signature page follows]

Sincerely,
/s/ Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer

cc:	Curtis B. Anderson Baker Botts L.L.P.